UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Bolt Projects Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09769B107

(CUSIP Number)

August 13, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09769B107	13G	Page 2 of 19 Pages

1.	NAMES OF REPORTING PERSONS Top Tier Venture Capital VII Holdings
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,329,777
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,329,777

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,329,777
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2%[1]
12.	TYPE OF REPORTING PERSON (See Instructions) PN

[1]	Based on 31,660,231 shares of Common Stock of the Issuer outstanding as of August 13, 2024, as reported on the Issuer’s Form 8-K filed August 19, 2024.

CUSIP No. 09769B107	13G	Page 3 of 19 Pages

1.	NAMES OF REPORTING PERSONS Top Tier Venture Velocity Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 871,394
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 871,394

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,394
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8%[2]
12.	TYPE OF REPORTING PERSON (See Instructions) PN

[2]	Based on 31,660,231 shares of Common Stock of the Issuer outstanding as of August 13, 2024, as reported on the Issuer’s Form 8-K filed August 19, 2024.

CUSIP No. 09769B107	13G	Page 4 of 19 Pages

1.	NAMES OF REPORTING PERSONS TTBSP, L.P. - Opportunity Series
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 144,167
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 144,167

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,167
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%[3]
12.	TYPE OF REPORTING PERSON (See Instructions) PN

[3]	Based on 31,660,231 shares of Common Stock of the Issuer outstanding as of August 13, 2024, as reported on the Issuer’s Form 8-K filed August 19, 2024.

CUSIP No. 09769B107	13G	Page 5 of 19 Pages

1.	NAMES OF REPORTING PERSONS TTCP Co-Invest Overage Fund IX, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 144,167
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 144,167

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,167
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%[4]
12.	TYPE OF REPORTING PERSON (See Instructions) PN

[4]	Based on 31,660,231 shares of Common Stock of the Issuer outstanding as of August 13, 2024, as reported on the Issuer’s Form 8-K filed August 19, 2024.

CUSIP No. 09769B107	13G	Page 6 of 19 Pages

1.	NAMES OF REPORTING PERSONS Top Tier Capital Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,489,505
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,489,505

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,489,505
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%[5]
12.	TYPE OF REPORTING PERSON (See Instructions) IA

[5]	Based on 31,660,231 shares of Common Stock of the Issuer outstanding as of August 13, 2024, as reported on the Issuer’s Form 8-K filed August 19, 2024.

CUSIP No. 09769B107	13G	Page 7 of 19 Pages

1.	NAMES OF REPORTING PERSONS Top Tier Venture Capital VII Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,329,777
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,329,777

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,329,777
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2%[6]
12.	TYPE OF REPORTING PERSON (See Instructions) OO

[6]	Based on 31,660,231 shares of Common Stock of the Issuer outstanding as of August 13, 2024, as reported on the Issuer’s Form 8-K filed August 19, 2024.

CUSIP No. 09769B107	13G	Page 8 of 19 Pages

1.	NAMES OF REPORTING PERSONS Top Tier Venture Velocity Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 871,394
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 871,394

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,394
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8%[7]
12.	TYPE OF REPORTING PERSON (See Instructions) OO

[7]	Based on 31,660,231 shares of Common Stock of the Issuer outstanding as of August 13, 2024, as reported on the Issuer’s Form 8-K filed August 19, 2024.

CUSIP No. 09769B107	13G	Page 9 of 19 Pages

1.	NAMES OF REPORTING PERSONS Top Tier Feeder Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 144,167
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 144,167

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,167
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%[8]
12.	TYPE OF REPORTING PERSON (See Instructions) OO

[8]	Based on 31,660,231 shares of Common Stock of the Issuer outstanding as of August 13, 2024, as reported on the Issuer’s Form 8-K filed August 19, 2024.

CUSIP No. 09769B107	13G	Page 10 of 19 Pages

1.	NAMES OF REPORTING PERSONS TTCP Co-Invest Overage Fund IX Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 144,167
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 144,167

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,167
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%[9]
12.	TYPE OF REPORTING PERSON (See Instructions) OO

[9]	Based on 31,660,231 shares of Common Stock of the Issuer outstanding as of August 13, 2024, as reported on the Issuer’s Form 8-K filed August 19, 2024.

CUSIP No. 09769B107	13G	Page 11 of 19 Pages

1.	NAMES OF REPORTING PERSONS Jessica Archibald
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,489,505
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,489,505

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,489,505
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%[10]
12.	TYPE OF REPORTING PERSON (See Instructions) IN

[10]	Based on 31,660,231 shares of Common Stock of the Issuer outstanding as of August 13, 2024, as reported on the Issuer’s Form 8-K filed August 19, 2024.

CUSIP No. 09769B107	13G	Page 12 of 19 Pages

1.	NAMES OF REPORTING PERSONS Eric Fitzgerald
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,489,505
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,489,505

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,489,505
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%[11]
12.	TYPE OF REPORTING PERSON (See Instructions) IN

[11]	Based on 31,660,231 shares of Common Stock of the Issuer outstanding as of August 13, 2024, as reported on the Issuer’s Form 8-K filed August 19, 2024.

CUSIP No. 09769B107	13G	Page 13 of 19 Pages

1.	NAMES OF REPORTING PERSONS Garth Timoll, Sr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,489,505
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,489,505

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,489,505
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%[12]
12.	TYPE OF REPORTING PERSON (See Instructions) IN

[12]	Based on 31,660,231 shares of Common Stock of the Issuer outstanding as of August 13, 2024, as reported on the Issuer’s Form 8-K filed August 19, 2024.

CUSIP No. 09769B107	13G	Page 14 of 19 Pages

1.	NAMES OF REPORTING PERSONS David York
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,489,505
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,489,505

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,489,505
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%[13]
12.	TYPE OF REPORTING PERSON (See Instructions) IN

[13]	Based on 31,660,231 shares of Common Stock of the Issuer outstanding as of August 13, 2024, as reported on the Issuer’s Form 8-K filed August 19, 2024.

CUSIP No. 09769B107	13G	Page 15 of 19 Pages

Item 1(a).	Name of Issuer:

Bolt Projects Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2261 Market Street, Suite 5447

San Francisco, CA, 94114

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Top Tier Venture Capital VII Holdings

(ii)	Top Tier Venture Velocity Fund, L.P.

(iii)	TTBSP, L.P. Opportunity Series

(iv)	TTCP Co-Invest Overage Fund IX, L.P.

(v)	Top Tier Capital Partners, LLC

(vi)	Top Tier Venture Capital VII Management, LLC

(vii)	Top Tier Venture Velocity Management, LLC

(viii)	Top Tier Feeder Management, LLC

(ix)	TTCP Co-Invest Overage Fund IX Management, LLC

(x)	Jessica Archibald

(xi)	Eric Fitzgerald

(xii)	Garth Timoll, Sr.

(xiii)	David York

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 600 Montgomery Street, Suite 480, San Francisco, CA 94111

CUSIP No. 09769B107	13G	Page 16 of 19 Pages

Item 2(c).	Citizenship:

Each of Top Tier Venture Velocity Fund, L.P., TTBSP, L.P. Opportunity Series, TTCP Co-Invest Overage Fund IX, L.P., Top Tier Capital Partners, LLC, Top Tier Venture Capital VII Management, LLC, Top Tier Venture Velocity Management, LLC, Top Tier Feeder Management, LLC and TTCP Co-Invest Overage Fund IX Management, LLC are Delaware entities, Top Tier Venture Capital VII Holdings is a California entity and each of Jessica Archibald, Eric Fitzgerald, Garth Timoll, Sr. and David York are citizens of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

09769B107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:_______________

Not Applicable.

CUSIP No. 09769B107	13G	Page 17 of 19 Pages

Item 4.	Ownership.

(a) Amount beneficially owned: Top Tier Venture Capital VII Holdings (“Fund A”) directly beneficially owns 1,329,777 Shares. Top Tier Venture Capital VII Management, LLC is the general partner of Fund A and, as a result, may be deemed to beneficially own Shares owned by such Fund. Top Tier Venture Velocity Fund, L.P. (“Fund B”) directly beneficially owns 871,394 Shares. Top Tier Venture Velocity Management, LLC is the general partner of such Fund and, as a result, may be deemed to beneficially own Shares owned by such Fund. TTBSP, L.P. – Opportunity Series (“Fund C”) directly beneficially owns 144,167 Shares. Top Tier Feeder Management, LLC is the general partner of such Fund and, as a result, may be deemed to beneficially own Shares owned by such Fund. TTCP Co-Invest Overage Fund IX, L.P. (“Fund D”, and together with Fund A, Fund B and Fund C, each a “Fund” and together the “Funds”) directly beneficially owns 144,167 Shares. TTCP Co-Invest Overage Fund IX Management, LLC is the general partner of such Fund and, as a result, may be deemed to beneficially own Shares owned by such Fund.

Top Tier Capital Partners, LLC is the investment manager of the Funds and, as a result, may be deemed to beneficially own Shares owned by each Fund. Jessica Archibald, Eric Fitzgerald, Garth Timoll, Sr. and David York are the managers of each Fund and, as a result, may be deemed to beneficially own shares owned by each Fund.

(b) Percent of class:

Fund A directly beneficially owns 4.2%, based on 31,660,231 shares of Common Stock of the Issuer outstanding as of August 13, 2024, as reported on the Issuer’s Form 8-K filed August 19, 2024. Fund B directly beneficially owns 2.8%, based on 31,660,231 shares of Common Stock of the Issuer outstanding as of August 13, 2024, as reported on the Issuer’s Form 8-K filed August 19, 2024. Fund C directly beneficially owns 0.5%, based on 31,660,231 shares of Common Stock of the Issuer outstanding as of August 13, 2024, as reported on the Issuer’s Form 8-K filed August 19, 2024. Fund D directly beneficially owns 0.5%, based on 31,660,231 shares of Common Stock of the Issuer outstanding as of August 13, 2024, as reported on the Issuer’s Form 8-K filed August 19, 2024.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Not applicable

(ii) Shared power to vote or to direct the vote:

Fund A, and the general partner of Fund A, may be deemed to have shared power to vote 1,329,777 shares. Fund B, and the general partner of Fund B, may be deemed to have shared power to vote 871,394 shares. Fund C, and the general partner of Fund C, may be deemed to have shared power to vote 144,167 shares. Fund D, and the general partner of Fund D, may be deemed to have shared power to vote 144,167 shares. Top Tier Capital Partners, LLC and Jessica Archibald, Eric Fitzgerald, Garth Timoll, Sr. and David York may be deemed to have shared power to vote the shares held by the Funds.

(iii) Sole power to dispose or to direct the disposition of:

Not applicable

CUSIP No. 09769B107	13G	Page 18 of 19 Pages

(iv) Shared power to dispose or to direct the disposition of:

Fund A, and the general partner of Fund A, may be deemed to have shared power to dispose 1,329,777 shares. Fund B, and the general partner of Fund B, may be deemed to have shared power to dispose 871,394 shares. Fund C, and the general partner of Fund C, may be deemed to have shared power to dispose 144,167 shares. Fund D, and the general partner of Fund D, may be deemed to have shared power to dispose 144,167 shares. Top Tier Capital Partners, LLC and Jessica Archibald, Eric Fitzgerald, Garth Timoll, Sr. and David York may be deemed to have shared power to dispose the shares held by the Funds.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 09769B107	13G	Page 19 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 23, 2024

By:	/s/ Garth Timoll, Sr.

Name: Garth Timoll, Sr. as an Authorized Signatory each of Top Tier Venture Capital VII Holdings, Top Tier Venture Velocity Fund, L.P., TTBSP, L.P.-Opportunity Series, TTCP Co-Invest Overage Fund IX, L.P., Top Tier Capital Partners, LLC, Top Tier Venture Capital VII Management, LLC, Top Tier Venture Velocity Management, LLC, Top Tier Feeder Management, LLC and TTCP Co-Invest Overage Fund IX Management, LLC.

Top Tier Capital Partners, LLC is the Manager for Top Tier Venture Capital VII Management, LLC, which is the General Partner of Top Tier Venture Capital VII, L.P., which is the Authorized Partner of Top Tier Venture Capital VII Holdings. Top Tier Capital Partners, LLC is the Manager of Top Tier Venture Velocity Management, LLC, which is the General Partner of Top Tier Venture Velocity Fund, L.P. Top Tier Capital Partners, LLC is the Manager of Top Tier Feeder Management, LLC, which is the General Partner of TTBSP, L.P. Opportunity Series. Top Tier Capital Partners, LLC is the Manager of TTCP Co-Invest Overage Fund IX Management, LLC, which is the General Partner of TTCP Co-Invest Overage Fund IX, L.P.

By:	/s/ Garth Timoll, Sr

By:	/s/ Jessica Archibald

By:	/s/ Eric Fitzgerald

By:	/s/ David York

SCHEDULE 13G

CUSIP No. 09769B107

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement, dated as of August 23,2024, by and among Top Tier Venture Capital VII Holdings, Top Tier Venture Velocity Fund, L.P., TTBSP, L.P. Opportunity Series, TTCP Co-Invest Overage Fund IX, L.P., Top Tier Capital Partners, LLC, Top Tier Venture Capital VII Management, LLC, Top Tier Venture Velocity Management, LLC, Top Tier Feeder Management, LLC and TTCP Co-Invest Overage Fund IX Management, LLC , Jessica Archibald, Eric Fitzgerald, Garth Timoll, Sr. and David York.